Exhibit 99.9

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1            Name and Address of Company

Curaleaf Holdings, Inc. ("Curaleaf" or the "Company")

420 Lexington Avenue

Suite 2035

New York, New York

10170-0052

Item 2            Date of Material Change

December 8, 2023

Item 3            News Release

A news release with respect to the nature and substance of the material change was disseminated on December 8, 2023 through prnewswire.com and subsequently filed under the Company's profile on SEDAR+ at www.sedarplus.ca.

Item 4            Summary of Material Change

On December 8, 2023, in connection with listing of the Company’s subordinate voting shares (the "Subordinate Voting Shares") on the Toronto Stock Exchange (the "TSX"), the Company proceeded with the necessary internal reorganization (the "Reorganization") of its U.S. operations. Among other things, Curaleaf, Inc (“Curaleaf USA”), a wholly-owned subsidiary of the Company, signed a subscription agreement (the "Subscription Agreement"), with Lifebrook Investments Ltd., a third party investor which is not affiliated with the Company, Curaleaf USA or the control person of the Company (the "Investor") pursuant to which Curaleaf USA issued to the Investor one (1) share of Class A voting and non-participating common stock (the "Class A Voting Stock") for an aggregate subscription amount of US$1,000,000 (the "Investment "). Concurrently with the closing of the Investment, the Common Stock (as defined below) of Curaleaf USA held by the Company prior to the Investment was automatically exchanged for Class B Non-Voting Stock (as defined below), representing approximately 99.9% of the issued and outstanding shares in Curaleaf USA. In connection with the Reorganization, the Company also entered into (i) a shareholders’ agreement (the "Shareholders’ Agreement") with the Investor and Curaleaf USA, to establish, among other things, the rights and obligations arising out of or in connection with the ownership of the Class A Voting Stock and the Class B Non-Voting Stock, and (ii) a protection agreement (the "Protection Agreement") providing for certain negative covenants in order to preserve the value of the Class B Non-Voting Stock held by the Company until a Conversion (as defined herein), as more fully described below.

Item 5            Full Description of Material Change

5.1            Full Description of Material Change

Background

The Company is a leading producer and distributor of consumer products in cannabis, with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a vertically integrated, high-growth cannabis operator known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots, provide industry-leading services, product selection and accessibility across the medical and adult-use markets in the U.S. and is headquartered in New York, New York. In the United States, the Company operates in 17 states with 147 dispensaries and employes nearly 5,200 team members. The Company currently operates its business in the United States through its wholly-owned subsidiary, Curaleaf USA.

In April 2021, the Company completed, through its 68.5% equity interest in Curaleaf International Holdings Limited (“International Holdings”), the acquisition of EMMAC Life Sciences Limited, which has since been renamed Curaleaf International Limited (“Curaleaf International”), and thereby entered what the Company considers to be key European medical cannabis markets, including the United Kingdom, Germany, Spain and Portugal. International Holdings operates its business through two subsidiaries, namely its wholly owned subsidiary Curaleaf International, as well as its German subsidiary Four 20 Pharma GmbH, in which International Holdings owns a 55% equity interest. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production.

Notwithstanding the fact that various states in the U.S. have implemented laws or have otherwise legalized the use of cannabis, the use of cannabis remains illegal under U.S. federal law for any purpose, pursuant to the U.S. federal Controlled Substances Act (the "CSA"). Given the Company's cannabis activities in the U.S., it has been precluded from listing its securities on certain stock exchanges with more rigorous regulatory restrictions, such as the TSX, as further described below.

On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the "TSX Requirements") to issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX stated that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX noted that these non-compliant business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States, (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies.

On October 10, 2023, the Company announced it had filed an application to list the Subordinate Voting Shares on the TSX. On December 6, 2023, the Company obtained conditional approval from the TSX to list its Subordinate Voting Shares on the TSX subject to meeting certain customary conditions. Following satisfaction of such conditions, the Subordinate Voting Shares of the Company started trading on the TSX on December 14, 2023 under the ticker symbol "CURA", and the Subordinate Voting Shares were delisted from the Canadian Securities Exchange as at the close of business on December 13, 2023.

On December 8, 2023, Curaleaf USA entered into the Subscription Agreement with the Investor pursuant to which Curaleaf USA issued to the Investor one (1) share of Class A Voting Stock for an aggregate subscription amount of US$1,000,000.

Prior to the Investment, the Company held Common Stock of Curaleaf, Inc., representing 100% of the issued and outstanding shares of Curaleaf, Inc. Concurrently with the closing of the Investment and in accordance with the seventh amended and restated certificate of incorporation of Curaleaf USA filed concurrently with the execution of the Subscription Agreement, such Common Stock was automatically exchanged for 999 shares of Class B non-voting and participating common stock (the "Class B Non-Voting Stock"). Following the closing of the Investment in accordance with the terms of the Subscription Agreement, the Investor now holds all of the issued and outstanding Class A Voting Stock and voting rights of Curaleaf USA. The Company now holds all of the issued and outstanding Class B Non-Voting Stock, which represent 99.9% of the economic ownership of Curaleaf USA, on an as-converted basis.

Prior to the closing of the Investment, the Company held or exercised control over all or substantially all of its U.S. cannabis assets through Curaleaf USA and its subsidiaries. As a result of the Reorganization, considering the Class B Non-Voting Stock does not provide for voting rights, the Company no longer has legal control over Curaleaf USA and only retained an economic interest in the Company's U.S. cannabis operations. The Company continues to have legal and economic control over International Holdings and its subsidiaries, through which the Company operates its international business.

The Class B Non-Voting Stock is exchangeable by the Company into shares of Class C voting and participating common stock (the "Class C Voting Stock") of Curaleaf USA at any time. In connection with the TSX Listing, the Company executed an undertaking to the TSX prohibiting it from exchanging the Class B Non-Voting Stock into Class C Voting Stock for so long as the Subordinate Voting Shares are listed on the TSX or such exchange is permitted in accordance with the rules and policies of the TSX (the "Undertaking"). As a result of the limited rights associated with the Class B Non-Voting Stock, Curaleaf and Curaleaf USA also entered into, concurrently with the closing of the Investment, the Protection Agreement providing for certain negative covenants in order to preserve the value of the Class B Non-Voting Stock held by the Company until such time as the Class B Non-Voting Stock is converted into Class C Voting Stock by the Company, including, among others, prohibitions on Curaleaf USA’s organizational documents amendments, changes to the authorized share capital of Curaleaf USA, changes to the Curaleaf USA’s board of directors, material changes to the business conducted by Curaleaf USA or the making of loans or capital expenditures above certain specified thresholds, the whole except with the prior written consent of Curaleaf or as required by applicable laws. The Protection Agreement is more fully described below under the heading "Protection Agreement".

Concurrently with the Investment, as more fully described in the Consent Solicitation Statement and Information Circular of the Company dated July 14, 2023 and the Management Information Circular of the Company dated August 23, 2023, respectively, and as previously approved by the Company’s securityholders, the Company implemented (A) certain amendments to the indenture among the Company and Odyssey Trust Company dated as of December 15, 2021 (as supplemented from time to time, the "Indenture") governing the notes thereunder (the "Indenture Amendments") in order to facilitate the implementation of the Reorganization, and (B) certain amendments to the Company’s articles (the "Articles Amendments") in order to: (i) create a new class of non-voting and non-participating shares in the capital of the Company exchangeable at the holder’s option into Subordinate Voting Shares (the "Non-Voting Exchangeable Shares") and authorize the issuance of an unlimited number of Non-Voting Exchangeable Shares; and (ii) restate the rights of the Subordinate Voting Shares to provide for a conversion feature whereby each Subordinate Voting Share may at any time, at the holder’s option, be converted into one (1) Non-Voting Exchangeable Share. The Non-Voting Exchangeable Shares do not carry voting rights, rights to receive dividends or other rights upon dissolution of the Company, and are considered "restricted securities" within the meaning of such term under applicable Canadian securities laws. The Articles Amendments aim to provide Company’s shareholders with the option to convert their Subordinate Voting Shares into Non-Voting Exchangeable Shares if such shareholders prefer to hold non-voting and non-participating shares given the uncertainty and complexity related to cannabis regulations in the United States.

Concurrently with the closing of the Investment, the Company and the Investor, as shareholders of Curaleaf USA, also entered into the Shareholders’ Agreement with respect to Curaleaf USA, to establish, among other things, the rights and obligations arising out of or in connection with the ownership of the Class A Voting Stock and the Class B Non-Voting Stock. Under the Shareholders’ Agreement, Curaleaf USA holds a call right to repurchase all of the Class A Voting Stock issuable to the Investor at any time, and the Investor has the right to appoint a director to the Curaleaf, Inc.’s board of directors and a put right exercisable following the occurrence of certain stated events and after the five (5) year anniversary of the Shareholders’ Agreement subject to certain parameters to ensure the maintaining of the TSX Listing. The Shareholders’ Agreement is more fully described below under the heading "Shareholders’ Agreement".

Following completion of the TSX Listing, the Company is now subject to the TSX Requirements and accordingly is prohibited from owning or investing, either directly or indirectly, in entities engaging in activities related to the cultivation, distribution or possession of cannabis in the United States that could be deemed to violate applicable federal laws relating to cannabis. As a result of the TSX Listing, Curaleaf USA and the Company is subject to certain restrictions on cash or cash-equivalent transfers, whereby, amongst other things, (i) the Company is prohibited from flowing any cash to Curaleaf USA and its U.S. subsidiaries with ongoing business activities that violate U.S. federal law regarding cannabis, and (ii) Curaleaf USA and such U.S. subsidiaries is prohibited from flowing any cash to the Company, whether by way of dividend or otherwise.

The Company’s Reorganisation, and the entering into of the Shareholders’ Agreement and the Protection Agreement, are aimed at alleviating such concerns and ensuring compliance by the Company with the TSX Requirements following completion of the TSX Listing. Copies of the Indenture, as amended, the Subscription Agreement, the Shareholders Agreement and the Protection Agreement have all been filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Shareholders’ Agreement

The following summarizes the terms of the Shareholders’ Agreement, which summary is qualified in its entirety by reference to the full text of the Shareholders’ Agreement, a copy of which has been filed under Curaleaf's profile on SEDAR+ at www.sedarplus.ca.

Director Nominee Rights

Under the Shareholders’ Agreement, the Investor is entitled to nominate one (1) out of four (4) directors on the board of directors of Curaleaf USA (“Curaleaf USA Board”); provided that such director is acceptable to the Company and nominated in accordance with the terms of the Shareholders' Agreement. The Company is entitled to nominate two (2) out of four (4) directors on the Curaleaf USA Board and a fourth director is nominated unanimously by the Company and the Investor, the whole subject to the terms of the Shareholders’ Agreement.

Additionally, the Company has the right to nominate any and all of the members of the Company’s board of directors who are not otherwise directors of Curaleaf USA as non-voting observers to the Curaleaf USA Board .

Restrictions on Transfers and Encumbrances of Shares

During the term of the Shareholders’ Agreement, the Investor shall not, directly or indirectly, voluntarily or involuntarily, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any of its Class A Voting Shares or any interest (including beneficial interest) in any Class A Voting Shares without the Company’s prior written consent, which consent may be withheld or conditioned in its sole and absolute discretion.

Limitation on Distributions

During the term of the Shareholders’ Agreement, Curaleaf USA shall not make any distribution to its shareholders, whether in cash, property or securities of the Company and whether by dividend, liquidating distribution or otherwise, if such distribution would violate the Protection Agreement, the organizational documents of Curaleaf USA or applicable law.

Conversion

At any time and from time to time, subject to the Undertaking, the Company has the right by written election to Curaleaf USA to convert (a "Conversion") all or any portion of its Class B Non-Voting Stock (including any fraction of a share) into Class C Voting Stock, on a one-for-one basis, along with the aggregate accrued or accumulated and unpaid dividends thereon, without the payment of additional consideration. The Conversion shall result in the deemed exercise of the call right and put rights described below.

Call Right

During the term of the Shareholders’ Agreement, at any time by delivering a call right exercise notice to the Investor and the Company, Curaleaf USA has the right (but not the obligation) to acquire and redeem from the Investor and to require the Investor to sell, assign and transfer to Curaleaf USA all (but not less than all) of the shares of Curaleaf USA held by the Investor, in consideration for the issuance by the Company of a certain number of Subordinate Voting Shares (the "Roll-Up Shares"), as determined in accordance with and subject to the Shareholders’ Agreement, and in all respects in compliance with applicable laws and the rules of the TSX or any other stock exchange on which the Subordinate Voting Shares are then listed for trading.

For purposes of the Shareholders’ Agreement, subject to compliance with the rules of the TSX, the number of Roll-Up Shares issuable to the Investor pursuant to the call right or the put right, as applicable, shall be determined based on the following: the amount of the Investment, plus an amount equal to 10% per annum on the Investment for the period between the date of the Shareholders’ Agreement and the date of issuance of the Roll-Up Shares, the whole divided by weighted average trading price of the Subordinate Voting Shares on the TSX for the five days prior to the issuance of the Roll-Up Shares. Notwithstanding the foregoing, in no circumstances the exercise of the call right or the put right under the Shareholders’ Agreement shall result in the Investor receiving Subordinate Voting Shares in excess of 19.99% of the Subordinate Voting Shares outstanding immediately after giving effect to the issuance of the Subordinate Voting Shares issuable thereunder.

Put Right

Subject to the terms and conditions of the Shareholders’ Agreement, upon delivering a put right exercise notice to Curaleaf USA and the Company, from the earliest of: (i) the effective date of a Conversion by the Company; (ii) the announcement by the Company of (x) any change in control of Curaleaf, (y) any transaction that would result in the Investor no longer owning all of the Voting Stock in Curaleaf USA, or (z) the securities of the Company becoming subject to a take-over bid or equivalent; (iii) any insolvency, bankruptcy or similar event involving the Company or Curaleaf USA that has not been vacated, discharged, stayed or bonded pending appeal within sixty (60) days from the entry thereof; (iv) the issuance of any financial statements by the Company containing a going concern qualification for two (2) consecutive quarters; (v) the date that the Company becomes listed on any nationally recognized stock exchange in the United States, which listing is not contingent on maintaining the corporate structure of Curaleaf USA; or (vi) the five (5)-year anniversary of the Shareholders’ Agreement, the Investor shall have the right (but not the obligation) to require Curaleaf USA to purchase and redeem from the Investor all (but not less than all) of its shares in Curaleaf USA in consideration for the issuance of Roll-Up Shares by the Company, as determined in accordance with and subject to the Shareholders’ Agreement, and in all respects in compliance with the applicable laws and the rules of the TSX or any other stock exchange on which the Subordinate Voting Shares are then listed for trading (a “Put Transaction”).

Compliance Put Right

Without limiting and in addition to any right of the Investor to effect a Put Transaction, upon delivering a compliance put right exercise notice to Curaleaf USA and the Company, in the event the Investor receives a bona fide written order, writ, injunction, directive, judgment or decree of a governmental authority applicable to the Investor (collectively, an “Order”), and such Order prohibits the Investor from holding shares in Curaleaf USA or would otherwise cause the Investor to be in violation of applicable Laws as a result of the Investor holding shares in Curaleaf USA, (i) the Investor shall promptly provide the Company with a copy of such Order, and (ii) the Investor shall have the right to require the Company to purchase and redeem from the Investor all (but not less than all) of its shares in Curaleaf USA in consideration for the issuance by Curaleaf Holdings to the Investor of the Roll-Up Shares (a “Compliance Put Transaction”). Solely in the event that the Investor receives an Order that prohibits the Investor from receiving or holding the Roll-Up Shares or would otherwise cause the Investor to be in violation of applicable Law as a result of the Investor holding the Roll-Up Shares, Curaleaf USA shall have the right to pay such value in cash or by issuing the Investor a promissory note, with all principal due at the maturity date of three (3) years from the issuance thereof, with simple interest equal to the prime interest rate then in effect, as reported by the Wall Street Journal, plus five percent (5%).

Upon receipt of a compliance put right exercise notice, the Company and Curaleaf USA shall have the right to delay the closing of the Compliance Put Transaction in order to identify, and obtain regulatory approval of, a replacement investor, subject to and in compliance with applicable Law. In such event, Curaleaf USA shall use commercially reasonable efforts to identify a replacement investor candidate and to file an application or applications with the applicable governmental authorities (as determined by Curaleaf USA) for regulatory approval of such Replacement Investor candidate within sixty (60) days of the Curaleaf USA’s receipt of the compliance put right exercise notice.

Notwithstanding anything to the contrary in the Shareholders’ Agreement, in the event that the completion of a Put Transaction or a Compliance Put Transaction would jeopardize the listing of the Subordinate Voting Shares on the TSX or another nationally recognize exchange in the United States, Curaleaf USA shall be entitled, in its sole and absolute discretion, to further delay the closing date of such Put Transaction or Compliance Put Transaction until such time as it receives (a) a confirmation by the TSX or such other nationally recognized exchange in the United States to the effect that the listing of the Subordinate Voting Shares on the TSX or such other nationally recognized exchange in the United States would not be affected by such Put Transaction or Compliance Put Transaction, and (b) a confirmation by the auditors of Curaleaf USA that it would not affect the consolidation of the Company and Curaleaf USA for the purposes of the Company’s consolidated financial statements.

Protection Agreement

The following summarizes the terms of the Protection Agreement, which summary is qualified in its entirety by reference to the full text of the Protection Agreement, a copy of which has been filed under Curaleaf's profile on SEDAR+ at www.sedarplus.ca.

The Protection Agreement requires Curaleaf USA to maintain and preserve its business organizations, properties, assets, rights, employees, goodwill and business relationships with customers, suppliers, partners and other persons with which Curaleaf USA has material business relations (provided that the foregoing shall not limit Curaleaf USA’s and its subsidiaries’ rights to modify or terminate business relationships, terminate employees, transfer properties, assets and rights and to take similar actions, in each case in the ordinary course of business).

The Protection Agreement further provides the Company with the ability to restrict the operations of Curaleaf USA and its subsidiaries. Among other things, except: (i) with the prior consent of the Company, (ii) as expressly required or permitted by the Protection Agreement, the Shareholders’ Agreement or the organizational documents of Curaleaf USA or applicable subsidiaries, (iii) as required by applicable laws, or (iv) as required for Curaleaf USA or any of its subsidiaries to obtain or maintain any U.S. state and/or local cannabis license, Curaleaf USA shall not, and, as applicable, shall not permit any of its subsidiaries to, directly or indirectly (subject to the limitations and exceptions provided in the Protection Agreement), among other things:

(a)	amend Curaleaf USA’s or its subsidiaries’ constating or similar organizational documents;
(b)	change the size of the Curaleaf USA Board from four (4) members;
(c)	make any material change in the nature of the business of Curaleaf USA or any of its subsidiaries;
(d)	declare, set aside or pay any dividend or other distribution of any kind or nature;
(e)	redeem, repurchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, any securities of Curaleaf USA or its subsidiaries;
(f)	issue additional securities to any person other than the Company;
(g)	appoint, change or remove the auditors of the Company, Curaleaf USA and its subsidiaries;
(h)	reorganize, amalgamate or merge Curaleaf USA or any subsidiary with a third-party;
(i)	undertake any voluntary dissolution, liquidation or winding-up or any other distribution of assets for the purpose of winding-up its affairs;
(j)	incur or commit to incur, or enter into a contract which provides for, capital expenditures in excess of a specified threshold during any fiscal year, individually or in the aggregate;
(k)	make any loan or advance to any person other than to any of its wholly-owned subsidiaries;
(l)	assume or guarantee in any way the payment or performance (or payment of damages in the event of non-performance) of any indebtedness or other liability or obligation of any other person other than obligations of wholly-owned subsidiaries;

(m)	sell, transfer, lease, exchange or otherwise dispose of any material equipment, business or asset of Curaleaf USA or any subsidiary, other than in the ordinary course of business;
(n)	grant or permit the existence of any lien on the assets of Curaleaf USA or any of its subsidiaries, subject to certain exceptions;
(o)	enter into any agreement for the acquisition of, or investment in, a business (whether by purchase of shares or assets, or otherwise) if the purchase price or subscription price, as applicable, in connection with such agreement would exceed a specified threshold;
(p)	enter into any interested party transaction, unless such transaction is on arm’s length, fair market value terms;
(q)	take any action, or refrain from taking any action, or permit any action to be taken or not taken, which could reasonably be expected to prevent, materially delay or otherwise impede the ability to convert the Class B Non-Voting Stock into Class C Voting Stock;
(r)	abandon or fail to diligently pursue any renewal application for any authorizations necessary to conduct the business of Curaleaf USA or any of its subsidiaries as now conducted;
(s)	commence any action, suit or proceeding, including a defense to a claim or counterclaim, or compromise or settle any action, suit or proceeding, where the amount in dispute is over a specified threshold; and
(t)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

In addition, the Protection Agreement requires Curaleaf USA to, among other things: (a) preserve and maintain the existence of the Company and its subsidiaries; (b) take all actions reasonably necessary or desirable to maintain Curaleaf USA’s and its subsidiaries’ good standing and qualification to conduct business in its jurisdiction of formation and in any other jurisdiction in which it is required to be so qualified; (c) prepare and file when due all tax returns required to be filed by Curaleaf USA and its subsidiaries, and pay or cause to be paid all taxes due on such tax returns; (d) take all reasonable steps and actions that are within its power and control to obtain and maintain all third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are reasonably required in order to (i) conduct its and its subsidiaries’ business as now conducted or as proposed to be conducted in all material respects, (ii) maintain its and its subsidiaries’ material contracts in full force and effect, without limiting the right or ability of Curaleaf USA or any subsidiary to amend or terminate any contract when such amendment or termination is in Curaleaf USA or such subsidiary’s, as the case may be, best interest, and (iii) permit the conversion of the Class B Non-Voting Shares into Class C Voting Shares in accordance with the terms of the Protection Agreement; and (e) maintain, or cause to be maintained, public liability and casualty insurance, all in such form, coverages and amounts as are reasonably consistent with industry practices.

The Protection Agreement also includes various information rights that require Curaleaf USA to notify the Company of certain specified developments and provide ongoing monthly and annual financial information. Curaleaf USA is also required to prepare and operate in accordance with an approved annual budget prepared in accordance with U.S. generally accepted accounting principles and other requirements as set forth in the Protection Agreement.

Following the closing of the Investment, the Company does not have the ability to unilaterally make decisions with respect to the business, operations or activities of Curaleaf USA as the Company only has the right to appoint two (2) directors of the Curaleaf USA board of directors and the Protection Agreement provides mostly for negative covenants and limited positive obligations. Nonetheless, from an accounting perspective, the Company expects that it will consolidate the financial statements of Curaleaf USA.

Risk Factors Relating to the TSX Listing

Shareholders should carefully consider the risks described below. Shareholders should also carefully consider the risks described under the heading "Risk Factors" in the section of our annual management's discussion and analysis of financial condition and results of operations for the years ended December 31, 2022 and 2021 dated May 1, 2023, and of our annual information form for the year ended December 31, 2022 dated May 1, 2023, both of which are available under the Company's profile on SEDAR+ at www.sedarplus.ca, which risk factors are incorporated herein by reference. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or considered immaterial to the Company may also adversely affect the Company.

Certain Restrictions of the TSX May Constrain the Company’s Ability to Expand its Business in the United States

Following completion of the TSX Listing, the Company is required to comply with the TSX Requirements or guidelines when conducting business, especially when pursuing opportunities in the United States.

On October 16, 2017, the TSX provided clarity regarding the application of the TSX Requirements to TSX-listed issuers with business activities in the cannabis sector. In the TSX Staff Notice, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review.

Following completion of the TSX Listing, Curaleaf USA and the Company is now subject to certain restrictions on cash or cash-equivalent transfers, whereby, amongst other things, (i) the Company would be prohibited from flowing any cash to Curaleaf USA and its U.S. subsidiaries with ongoing business activities that violate U.S. federal law regarding cannabis, and (ii) Curaleaf USA and such U.S. subsidiaries would be prohibited from flowing any cash to the Company, whether by way of dividend or otherwise. Such restrictions may restrict the ability of the Company to make and finance acquisitions of U.S. cannabis related assets or businesses, which may limit Curaleaf USA’s ability to grow and have a material adverse effect on the business, financial condition and results of operations of Curaleaf USA and the Company.

Although the Company expects to be able to comply with the TSX Requirements following the TSX Listing, there is a risk that the Company’s interpretation may differ from the TSX and failure to comply with the TSX Requirements could result in the denial of an application for certain approvals, such as to have additional securities listed on the TSX, and could even lead to a delisting from the TSX, which could have a material adverse effect on the trading price of the Subordinate Voting Shares and could have a material adverse effect on the Company’s business, financial condition and results of operations.

Potential Heightened Scrutiny by Regulatory Authorities

Following completion of the TSX Listing, any investments, joint ventures or operations thereafter in the United States, may become the subject of heightened scrutiny by regulators, stock exchanges and other authorities in Canada. As a result, the Company may be subject to significant direct and indirect interaction with public officials. There can be no assurance that this heightened scrutiny will not in turn lead to the imposition of certain restrictions on the Company’s ability to invest in the United States or any other jurisdiction, in addition to those described herein.

5.2            Disclosure for Restructuring Transactions

Refer to Item 5.1 above.

Item 6            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7            Omitted Information

Not applicable.

Item 8            Executive Officer

Peter Clateman
Chief Legal Officer
IR@curaleaf.com

Item 9            Date of Report

December 15, 2023

Forward-Looking Information

This material change report contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws (collectively, "forward-looking statements"). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management's current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as "assumptions", "assumes", "guidance", "outlook", "may", "will", "would", "could", "should", "believes", "estimates", "projects", "potential", "expects", "plans", "intends", "anticipates", "targeted", "continues", "forecasts", "designed", "goal", or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this material change report as well as statements regarding the anticipated benefits to the Company and Curaleaf USA of the Investment, Reorganization and TSX Listing and other expectations for other economic, business and/or competitive factors are forward-looking statements. These forward-looking statements speak only as at the date they are made and are based on information currently available and on the then current expectations.

Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to the TSX Listing described above; as well as those risk factors discussed under "Risk Factors" in the Company's Annual Information Form dated May 1, 2023 for the fiscal year ended December 31, 2022, and additional risks described in the Company's Annual Management's Discussion and Analysis for the year ended December 31, 2022 (both of which documents have been filed on the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities.

The purpose of forward-looking statements is to provide the reader with a description of management's expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this material change report. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company's forward-looking statements are expressly qualified in their entirety by this cautionary statement.